Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the Annual Report on Form 40-F of Barrick Gold Corporation (the company), and to the incorporation by reference on Forms S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560), Form F-3 (File No. 333-206417) and Form F-10 (File No. 333-230235) of the company, of our report dated February 12, 2019 relating to the company’s 2018 and 2017 consolidated financial statements and the effectiveness of internal control over financial reporting as at December 31, 2018, which appears in this Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 22, 2019